Mail Stop 0510

      January 25, 2005

via U.S. mail and facsimile


Mr. Ronald L. Marsiglio
President and Chief Executive Officer
Benthos, Inc.
49 Edgerton Drive
North Falmouth, MA  02556


	RE:	Form 10-KSB for the fiscal year ended September 30, 2004
		Filed December 29, 2004
      File No. 000-29024



Dear Mr. Marsiglio:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Consolidated Statements of Operations, page F-4

1. The line item, "Gain on Sale of Real Estate" should be presented as a component of income from operations in future filings.
Please
refer to paragraph 45 of SFAS No. 144.

Consolidated Statements of Stockholders` Investment, page F-5

2. Please tell us the amount of the tax benefit, if any, related to the fiscal 2004 option exercises. Please also tell us whether the underlying options were incentive or non-qualified stock options.
If
applicable, tell us how your accounting is consistent with paragraphs
16 and 17 of APB 25.

Note 1(h) - Operations and Significant Accounting Policies:
Revenue
Recognition, page F-9

3. You have disclosed that "[t]he Company generally enters into arrangements for multiple deliverables when it contracts to provide installation services." In future filings, separately disclose your product sales and services and the respective cost of goods sold and services provided, if greater than 10%. Please supplementally provide us with a breakdown of product and service revenues for the periods presented.

4. Please quantify and explain in further detail the nature of the multiple deliverables. Also, please supplementally provide us with, and revise future filings to include, the disclosures required by paragraph 18 of EITF 00-21. Your disclosures should clarify whether or not the various elements of each type of material multiple element arrangements, including product sales and the related installations, are separable into units of accounting. Refer to paragraphs 8-10 of
EITF 00-21.

5. If product sales are separable under EITF 00-21 from the related installations, please supplementally describe the factors you considered in making that determination. If not, please tell us how your accounting is consistent with SAB Topic 13(3)(c), Question 3.

6. On page 2 you have disclosed that, "the Company periodically performs research under contract and custom engineering design for both commercial and government agencies." To the extent revenues from such contracts are material, please describe your accounting for
(i) research and development contracts with the federal
government,
and (ii) research and development contracts for other customers. Also, please tell us the authoritative literature that supports your accounting for both types of contracts. Please revise your future filings to include the disclosures required by paragraphs 3.56-3.57 of the AICPA Audit and Accounting Guides - Audit of Federal Government Contractors.

Note 8 - Segment Reporting, page F-19

7. Tell us, and disclose in future filings, the basis used to attribute revenues from external customers to individual countries.
Refer to paragraph 38(a) of SFAS 131. Also, please supplementally provide us with a detail by country of the revenues attributable to
"Other" in your table of revenues by geographical area.

8. We note the product line disclosure on page 10. In future filings please include this disclosure, required by paragraph 37 of SFAS
131,
in the notes to the audited financial statements.



*    *    *    *



		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Scott Watkinson, Staff Accountant at (202) 942-
2926,
or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

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Mr. Ronald L. Marsiglio
Benthos, Inc.
January 25, 2005
Page 4 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE